UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

Commission File Number: 001-41891

Vast Renewables Limited

(Translation of registrant’s name into English)

Suite 7.02, 124 Walker Street,

North Sydney NSW 2060,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 8, 2024, Vast Renewables Limited (the “Company” or “Vast”) issued a press release announcing that Vast and 1414 Degrees Limited, through their joint venture SiliconAurora Pty Ltd (“SiliconAurora”), signed a term sheet (“Term Sheet”) with Vast Solar 1 Pty Ltd and OZ Minerals Services Pty Ltd (“OZM”), a subsidiary of BHP Group Limited (“BHP”), to enter into negotiations with OZM for a possible binding agreement (Agreement) by September 30, 2024 that would facilitate access for the initial stages of the Aurora Energy Precinct (“the Precinct”) to the ElectraNet owned Hill-to-Hill Transmission Line (“H2H”) near Port Augusta, South Australia, a copy of which is furnished as Exhibit 99.1 to this Report.

Forward-Looking Statements

The information included in this report, in any exhibits attached hereto and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the Precinct, the 140MW battery energy storage system, Vast Solar 1, Solar Methanol 1, Vast's future financial performance, as well as Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipate,” “believe,” "could," “estimate,” “expect,” “intend,” “may,” “project,” "should," “will,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management’s current expectations and assumptions, whether or not identified in this press release, about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, the inability to negotiate a definitive agreement for the H2H connection on commercially acceptable terms, or at all; general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognise the anticipated benefits of Vast’s recent business combination; costs related to that business combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project (including the 140 MW battery energy storage system, Vast Solar 1 and Solar Methanol 1), at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or its subsidiaries, including in relation to Vast’s recent business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled "Risk Factors" in the final prospectus, dated March 11, 2024, as supplemented, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast’s expectations can be found in Vast’s periodic filings with the SEC. Vast’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated April 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vast Renewables Limited
Date: April 9, 2024
	By:	/s/ Marshall D. Smith
	Name:	Marshall D. Smith
	Title:	Chief Financial Officer